                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1  )*
                                            ----

                 Community Trust Financial Services Corporation
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                               (NAME OF ISSUER)

                         Common Stock, $2.50 Par Value
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                         (TITLE OF CLASS OF SECURITIES)

                                   204154108
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                                 (CUSIP Number)
                                                   With a copy to Angel J. Byrd
                                                   Community Trust Financial
                                                   Services, Corporation
                     Jacquelyn Rogers Chandler     P.O. Box 1700
                      3175 Winding Lake Drive      Hiram, GA  30141
                       Gainesville, GA  30504      (770)445-1014
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 10, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.    204154108                                        PAGE 2 OF 4
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1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITITIES ONLY) Jacquelyn Rogers Chandler (###-##-####)

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [  ]
                                                      (b)  [  ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*
   Not Applicable

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)         [  ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

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                           7         SOLE VOTING POWER

       NUMBER OF                     50,572 shares
        SHARES             -----------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER
       OWNED BY
         EACH                        0
       REPORTING           -----------------------------------------------------
        PERSON             9         SOLE DISPOSITIVE POWER
         WITH
                                     50,572 shares

                           -----------------------------------------------------
                           10        SHARED DISPOSITVE POWER

                                     0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    50,572 Shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*  [  ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.44%

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14  TYPE OF REPORTING PERSON*
     IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
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     This statement relates to the common stock, $2.50 par value per share ("Common Stock"), of Community Trust Financial Services Corporation (the "Company"). The address of the principal executive office of the Company is 3844 Atlanta Highway, Hiram, Georgia 30141. The principal executive officers of the Company are Ronnie L. Austin, President and Chief Executive Officer, and Angel J. Byrd, Principal Accounting Officer.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

a.   The name of the reporting person is Jacquelyn Rogers Chandler.

b. Mrs. Chandler's residence address is 3175 Winding Lake Drive, Gainesville, GA 30504.

c. Mrs. Chandler is owner of Rogers Properties, located at 150 E. Memorial Drive, Dallas, GA 30132.

d. During the last five years, Mrs. Chandler was not convicted in any criminal proceeding.

e. During the last five years, Mrs. Chandler was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, made her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.   Mrs. Chandler is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     All of the 50,572 shares beneficially owned by Mrs. Chandler were acquired solely for investment purposes. Mrs. Chandler may purchase or sell additional shares in the future, but no specific determination has been made by Mrs. Chandler in this regard.

     Mrs. Chandler has no present intent to merge, reorganize, or liquidate the Company or any of its subsidiaries; to sell or transfer any material amount of assets of the Company or any of its subsidiaries; to change the current Board of Directors or management of the Company; to make any material change in the Company's capitalization, dividend policy, or business or corporate structure; to make any change in the Company's articles of incorporation or bylaws or to take any other actions which might impede the acquisition of control of the Company to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or to take any action similar to the actions listed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

a. Mrs. Chandler beneficially owns a total of 50,572 shares of Common Stock, representing 4.44% of the outstanding Common Stock of the Company.

b. Mrs. Chandler has sole voting and dispositive power with respect to all the shares of Common Stock referred to in (a), above.

c.   Not applicable.

d.   Not applicable.

e. Based upon information set forth in the Company's Quarterly Report on Form 10Q-SB for the quarterly period ended June 30, 1998, as of August 11, 1998, there were issued and outstanding 1,140,078 shares of Common Stock of the Company. Since the Company's outstanding shares of Common Stock increased by 294,118 shares on August 10, 1998 due to completion of a public offering, Mrs. Chandler ceased to be the beneficial owner of more than five percent of the class of securities as of August 10, 1998.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
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TO SECURITIES OF THE ISSUER.
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     Mrs. Chandler has no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    August 26, 1998


                                    /s/Jacquelyn Rogers Chandler
                                    -----------------------------
                                    (SIGNATURE)

                                    Jacquelyn Rogers Chandler
                                    (NAME)

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